Effective March 1, 2002
                                                              All Open End Funds

                              AMENDMENT TO BY-LAWS
                              --------------------


         RESOLVED, that the By-Laws of the Trust be and hereby are amended to delete Section 3.5 of Article III of the By-Laws and replace it with the following:

                  Section 3.5 Abstentions and Broker Non-Votes. Outstanding Shares represented in person or by proxy (including Broker Non-Votes and Shares which abstain with respect to one or more proposals presented for Shareholder approval) will be counted for purposes of determining whether a quorum is present at a meeting. Except as otherwise provided by law, abstentions will be treated as Shares that are present and entitled to vote for purposes of determining the number of Shares that are present and entitled to vote with respect to any particular proposal, but will not be counted as a vote cast on such proposal. A "Broker Non-Vote" occurs if a broker or nominee holding Shares in "street name" indicates on the proxy that it does not have discretionary authority to vote as to a particular proposal. Except as otherwise provided by law, Broker Non-Votes will be treated as present and entitled to vote for purposes of determining the number of Shares that are present and entitled to vote with respect to such proposal, but will not be counted as a vote cast on such proposal.

         FURTHER RESOLVED, that the By-Laws of the Trust be and hereby are amended to add the following Sections 3.6 and 3.7 to Article III (and that the existing Sections 3.6 and 3.7 be renumbered to Sections 3.8 and 3.9 and each subsequent Section of Article III be renumbered accordingly):

                  Section 3.6 Quorum. Except as otherwise provided by law, the Trust's Declaration of Trust or these By-laws, the holders of a majority of the Shares issued and outstanding and entitled to vote at the meeting, present in person, present by means of remote communication in a manner, if any, authorized by the Board of Trustees in its sole discretion, or represented by proxy, shall constitute a quorum for the transaction of business. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum.

                  Section 3.7 Action at Meeting. When a quorum is present at any meeting, any matter other than the election of Trustees to be voted upon by the Shareholders at such meeting shall be decided by the vote of the holders of Shares having a majority of the votes cast by the holders of all of the Shares present or represented and voting on such matter (or if there are two or more classes of shares entitled to vote as separate classes, then in the case of each such class, the holders of a majority of the shares of that class present or represented and voting on such matter), except when a different vote is required by law, the Trust's Declaration of Trust or these By-laws. When a quorum is present at any meeting, any election by Shareholders of Trustees shall be determined by a plurality of the votes cast by the Shareholders entitled to vote on the election.